SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ------------

                                SCHEDULE 14D-9
                              (AMENDMENT NO. 2)


         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                                 ------------

                          JOHNS MANVILLE CORPORATION
                          (Name of Subject Company)

                                 ------------

                          JOHNS MANVILLE CORPORATION
                     (Name of Person(s) Filing Statement)

                                 ------------

                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                 ------------

                                 478129 10 9
                    (CUSIP Number of Class of Securities)

                                 ------------

                              DION PERSSON, ESQ.
                               VICE PRESIDENT,
                   ASSISTANT GENERAL COUNSEL AND SECRETARY
                          JOHNS MANVILLE CORPORATION
                               717 17TH STREET
                            DENVER, COLORADO 80202
                          TELEPHONE: (303) 978-2000
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
         and Communications on Behalf of Person(s) Filing Statement)


                               WITH A COPY TO:

                           STEPHEN F. ARCANO, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              FOUR TIMES SQUARE
                           NEW YORK, NY 10036-6522
                           TELEPHONE: 212-735-3000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.





      This Amendment No. 1 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the "SEC") on December 29, 2000 related to the tender offer by filed by J Acquisition Corporation ("Purchaser"), a Delaware corporation, and by Berkshire Hathaway Inc. ("Berkshire"), a Delaware corporation and Purchaser's parent corporation, to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Johns Manville Corporation, a Delaware corporation ("Johns Manville"), at $13.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated December 29, 2000, as amended by Amendment Nos. 1, 2 and 3 to Schedule TO filed with the SEC on January 16, 2001, January 29, 2001 and February 14, 2001, respectively, and in the related Letter of Transmittal.

      The purpose of this Amendment is to reflect Purchaser and Berkshire's extension of the expiration date of the tender offer, as reflected in Amendment No. 3 to the Schedule TO filed with the SEC by Purchaser and Berkshire on February 14, 2001, which is incorporated herein by reference in its entirety.

ITEM 8.  ADDITIONAL INFORMATION.

      Pursuant to Amendment No. 3 to the Schedule TO filed with the SEC by Purchaser and Berkshire on February 14, 2001, Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

            On February 14, 2001, Purchaser and Berkshire announced that they extended their Offer until 11:59 p.m., New York City time, on February 23, 2001. A copy of the press release containing such announcement is filed as Exhibit (a)(10) to the Schedule TO and is incorporated herein by reference.

ITEM 9.     EXHIBITS.

      Item 9 is further amended by amending and restating footnote (1) appearing under the exhibit table of the Schedule 14D-9 as follows:

      (1) Filed as an exhibit to the Tender Offer Statement on Schedule TO, dated December 29, 2000, filed by Berkshire Hathaway Inc. and J Acquisition Corporation, as amended by Amendment No. 1 to Schedule TO filed by Berkshire Hathaway Inc. and J Acquisition Corporation on January 16, 2001, Amendment No. 2 to Schedule TO filed by Berkshire Hathaway Inc. and J Acquisition Corporation on January 29, 2001 and Amendment No. 3 to Schedule TO filed by Berkshire Hathaway Inc. and J Acquisition Corporation on February 14, 2001 and incorporated herein by reference.





                                 SIGNATURE


      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    JOHNS MANVILLE CORPORATION


                                    By:  /s/ Dion Persson
                                       -------------------------------------
                                    Name:  Dion Persson
                                    Title: Vice President, Assistant General
                                           Counsel and Secretary


Dated:  February 14, 2001